UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41181

Tokyo Lifestyle Co., Ltd.

(Translation of registrant’s name into English)

Harumi Building, 2-5-9 Kotobashi
Sumida-ku, Tokyo, 130-0022
Japan
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Results of Tokyo Lifestyle Co., Ltd.’s 20th Annual General Meeting of Shareholders

Tokyo Lifestyle Co., Ltd. (the “Company”) held its 20th annual general meeting of shareholders (the “Meeting”) on the 5th Floor at Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, Japan, at 11:00 a.m. local time on June 26, 2026. The Company’s business report for the 20th fiscal year (from April 1, 2025 to March 31, 2026), including the financial statements which have undergone a voluntary audit by an independent audit firm, was presented to the shareholders of the Company at the Meeting.

The Meeting was held with a quorum present, and the agenda items were resolved by the shareholders of the Company in accordance with the Companies Act of Japan and the Company’s Articles of Incorporation as follows:

1.	The shareholders approved the financial statements for the 20th fiscal year;

2.	The shareholders approved the partial amendments to the Articles of Incorporation regarding the Board of Corporate Auditors and the Accounting Auditor;

3.	The shareholders approved the year-end dividend of JPY1.890 per share which will be payable from September 14, 2026 to September 30, 2026 with the record date being March 31, 2026;

4.	The shareholders approved the appointment of Sakurazaka Audit Corporation as the Accounting Auditor; and

5.	The shareholders approved the appointment of three Corporate Auditors, namely Keiichi Kimura, Akira Kotajima, and Yoshie Nakamura.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tokyo Lifestyle Co., Ltd.

Date: July 23, 2026	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director (Principal Executive Officer)

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